October 23, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed on October 11, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.

Amendment No. 2 to Form S-4 filed on October 11, 2024
General

1. Please disclose recent changes to exchange rules related to the potential immediate de-
       listing of the combined company's securities in the event of a failure to satisfy exchange listing standards and the related risks to investors.
 October 23, 2024
Page 2

2. We note your response to our prior comment 51 from our August 15, 2024 letter and reissue. Please update your disclosure to describe the experience of BurTech LP, its affiliates and promotors in organizing special purpose acquisition companies and the extent to which BurTech LP, its affiliates, and the promoters are involved in other special purpose acquisition companies. For example, in BurTech Acquisition Corp.'s
       S-1 (File Number 333-258914), we note disclosure that Patrick Orlando previously served as CEO of Digital World Acquisition Corp. Please see Item 1603(a)(3) of
       Regulation S-K. Also discuss the status of the other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.
Proposal 1 - The Business Combination Proposal
The Business Combination, page 137

3. We note your response to our prior comment 14 and reissue in part. Disclosure on pg.
       137 indicates that the BurTech Board discussed Blaize's projected financial results and disclosure on pg. 144 suggests that BurTech's Board reviewed "certain high-level figures related to Blaize's core set of current and prospective customers". Please include the disclosures required by Item 1609 of Regulation S-K.
4.     We note your response to our prior Comment 10. As previously requested, please
       revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration and earn-out shares for the sponsor and/or its affiliates. In your revised disclosure, please explain
       the reasons for the terms, each party   s position on the issues
(including proposals and
       counter-proposals), and how you reached agreement on the final terms. It should be clear from your revisions who proposed what terms, what those terms were and how and why they evolved during the course of the negotiations. In addition, please revise to discuss the "financial model" presented by Mr. Schmi and the substance of the
       "discussion" that ensued.
       Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Rajiv Khanna
      Ryan Lynch